

## DOWNLAND

# Succession planning for farmers and landowners & land access for the next generation

godownland.com  Austin, TX

# Highlights

( 1 )  Advisors with over 90 years of farming & ranching experience, featured in Common Ground film, TEDx

( 2 )  Over 200 ranching residency applicants on our waitlist

( 4 )  Founded by 3x startup executive named to #10 on Inc. 5000 in Financial

Services

5 Signed letters of intent from 17 landowners (and counting!)

6 Over 6,000 email subscribers

# Team



**Jessi Roesch** Founder

2x startup executive named to #10 on Inc. 5000 in Financial Services, Terra.do Climate Fellow, ex-GE, unicorn alumni

linkedin.com

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# Memo

## Farming & ranching is about to change.

According to the UDSA, over 1,500,000 farms will change hands in the next 20 years — that's over 70% of them. 🤯 Those without an heir to carry on the operation have limited options for maintaining their land in agriculture, putting local food supply chains at risk and exacerbating food security challenges for communities.

As of January 1, 2024, the U.S. beef cattle herd was at its lowest level since 1951, according to the U.S. Department of Agriculture (USDA). 🐮 The total inventory of beef cows, milk cows, bulls, replacement heifers, other steers and heifers, and the calf crop for the year was 87.2 million head, which is 2% lower than the same time in 2023. The calf crop was also estimated at 33.6 million head, which is down 2% from 2023 and the smallest since 1948.

For the first time in 2023 and every year since, the US imported more food

than it exported creating a $17 billion deficit, according to the USDA. 📝



## Soil health is human health.

Remember the food chain? ♻️ Nutrients from the soil end up in our food and end up in us.

In the US alone, $44 billion is lost each year from soil erosion. Erosion from agricultural lands pollute waterways and contribute to climate change. Less nutrients in the soil mean less nutrients in our food. The food we eat today contains less protein, minerals and vitamins than 50 years ago, according to the Rodale Institute.

Regenerative agriculture improves soil health through ecologically-minded agronomic principles like cover cropping, rotational grazing and reduced tillage. Regenerative agriculture operations are 120% more profitable, require fewer inputs and are expected to generate $1.4 trillion in increased crop production by 2050.



$1.4 trillion in increased crop production by 2050.
Source: Boston Consulting Group, ELD Initiative, Project Drawdown
Soil health is human health.



## Regenerative is the new organic.

Besides being good for health, regenerative markets are growing quickly. The regenerative market today is valued at $8.7 billion, a similar size to the organic market in 2000. 📈 Since 2000, the organic market has grown into a $65 billion industry. Demand for regenerative products is forecasted to grow at a 14% CAGR by 2030, nearly 2x the rate of organic.

THE OPPORTUNITY
Meanwhile, demand for products that prioritize nutrition and sustainability is growing.
Regenerative markets are growing at twice the rate of organic.
This means a $30 billion market by 2032.
Source: Statista, Statista, Emergen Research
STRICTLY CONFIDENTIAL.
Regenerative is the new organic.

## Downland is a marketplace that matches landowners and the next generation of regenerative land stewards.

Aspiring farmers and ranchers utilize Downland's marketplace to access land that suited to their farming dreams, bolstered by community and with access to world class training and consulting. Residents who proceed to farm or ranch ownership receive assistance in establishing their entity and accessing

markets for product. Downland earns income through recurring SaaS revenue and a revenue share model on ongoing farm revenues in cases where Downland places a resident. Trained farmers are matched with land for their operation, with an initial go-to-market focus on absentee landowners. Farm businesses receive access to blended capital through investments, loans and grants.

17 Landowner LOIs (and counting!)

Over 200 ranching residency applicants

$61,000 pre-sales

Over 6,000 email subscribers




## We're laser-focused on land and accelerate with world-class partners.

With lightweight succession planning tools, landowners can understand if Downland fits their long-term plan of keeping their land in agriculture, with their existing heirs or by identifying a successor through Downland's marketplace and residency pool. Our succession planning tools are designed in partnership with attorneys and landowner advocacy groups. We accelerate the training and operations with world-class partners and experts in the food industry supporting back office operations, grant access, debt financing and

go-to-market delivery.


Product Roadmap
We're laser-focused on land
With lightweight tools, landowners can understand if Downland fits their long-term plan.
Land Match
Training
Capital
Go-to Market
Design Partners
EINTERZ & EINTERZ
TREAD COALITION
Food and Growers Association
Linking Farms to Forks
Your Farm, Your Legacy
Join the world's first succession planning tool for farmers.
Continue with Apple

## Land access for farmers is our key differentiator

Competitors like Zillow or Land Gate focus on real estate transactions, irrespective of creating options for more families to keep their land in agriculture. Succession planning tools like Trust & Will or Legal Zoom do not address the unique mix of assets that landowners, and especially farmers and ranchers, may be handling in their succession planning.

Downland's farmer-focus in land transition sees that there is another way for landowners that don't wish to sell out to commercial developers. Our extended network of strategic partners

Downland offers a tech solution for those with farm managers ready to step in, but for those without a manager or for those seeking land, Downland provides hands-on engagement in providing land access and launching sustainable operations.


Competition
Land access for farmers is our key differentiator

| | Trust & Will | Legal Zoom | Farm Commons | Zillow | Land Gate | downland |
|---|---|---|---|---|---|---|
| Farmer Focused | | | ✔ | | | ✔ |
| Succession Planning | ✔ | ✔ | | | | ✔ |



| | | | | |
|---|---|---|---|---|
| Land Matching | ✔ | ✔ | ✔ | ✔ |
| Go-to-Market Support | | | | ✔ |
| Lease Support | ✔ | ✔ | ✔ | Roadmap |
| Training & Community | | | | Roadmap |
| Nonprofit Arm | ✔ | | | Roadmap |

## Our scale will enable entry into adjacent industries.

Downland's long-term investment in its community of farms is our most powerful moat. As we scale, we are poised to enter adjacent industries that are enabled by food and land.

These opportunities support entering adjacent industries and unlocking additional revenue streams for partner farms. Examples include direct land acquisition, supply chain coordination, nature-based carbon solutions, insetting/offsetting, ecotourism and farming as an amenity to residential communities, resorts and city governments.

We remain relentlessly focused on land access, but excited for the long-term future of food.



The Long Haul

**Scale will support adjacent industry entry**

Regenerative farming & ranching

Direct land acquisition & leaseback

Supply chain coordination

Nature-based carbon solutions

Ecotourism

## We've got the best team in the field (pun intended).

Our extended team has over 90 years of farming & ranching experience, and are sought after experts and speakers. They have been featured in TED Talks, *Kiss the Ground* and *Common Ground* documentaries, and other climate and industry events.

Our founder, Jessi Roesch (rhymes with "fresh") has nearly 15 years driving transformation at startups, unicorns and enterprise companies. Her credentials include:

Terra.do Climate Fellow

BCarbon Soil Health Committee Member

2x startup executive

Led prior company to #10 in Financial Services on the 2023 Inc. 5000 list

General badass: CrossFit L2, 5th Place Olympic Weightlifting for the 2023 Texas State Championships (W35 59kg division), was once nearly robbed at knife point but stopped the crime in progress by sternly saying "NO" to the perpetrator.


Team
We've got the best team in the field
Jessi Roesch
Founder & CEO
Fifth Third Bank, GE, Degreed, Spruce
Rick Ford
Engineering
Bazaarvoice, Mass Relevance, HomeAway, Spruce
Max Lies
Finance MBA Intern
Department of Treasury, Goldman Sachs
Mary Ann Talbot
Product MBA Intern
Deloitte, AT&T
Rebecca Tasker
Community & Training
Texas State, Texas A&M
Leron Giesting
Alejandro Carrillo
Understanding Ag
Regenerative Agriculture Advisory Team
STRICTLY CONFIDENTIAL.

Don't miss out. Invest today.